

Mail Stop 3561

December 15, 2016

Jamie Soler
Chief Executive Officer
Cencosud S.A.
Av. Kennedy 9001, Piso 6
Las Condes, Santiago, Chile

     Re: **Cencosud S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed April 15, 2016
              Form 6-K filed November 22, 2016
              Form 6-K filed November 25, 2016
              File No. 1-35575

Dear Mr. Soler:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Statements of Profit and Loss and Other Comprehensive Income, page F-7

1. Please explain to us how your presentation of other comprehensive income complies with paragraphs 90 through 96 of IAS 1. In that regard it does not appear that you have disclosed reclassification adjustments relating to components of other comprehensive income as required by paragraph 92 or the amounts of income tax related to each item of other comprehensive income as required by paragraph 90 of IAS 1.

Notes to the consolidated financial statements

16. Deferred taxes

16.2 Deferred tax liabilities, page F-91

2. Please tell us why the tax debited (credited) directly to equity for the year ended December 31, 2015 does not agree to the aggregate amount of income tax related to the re-measurement of employee benefit obligations, cash flow hedge and foreign currency translation adjustments.

3. Please tell us why the income tax charged or credited to discontinued operations for the years ended December 31, 2014 and 2013 does not agree to the amount of income tax expense disclosed in note 34 on page F-165.

23. Net Equity

Other non-financial assets, non-current, page F-125

4. Please tell us why you believe the presentation of net debt, a non-IFRS measure, is not prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K.

33. Stock options, page F-162

5. Please disclose how expected volatility was determined, including an explanation of the extent to which expected volatility was based on historical volatility. Please refer to paragraph 47(a)(ii) of IFRS 2.

34. Discontinued Operations, page F-165

6. We note that you have presented your disposition of the controlling interests of the subsidiaries under the Framework Agreement as discontinued operations. Please address the following:

• Please explain how the sale of the ownership of a portion of a subsidiary meets the definition of a "component." Specifically address paragraph 31 of IFRS 5.
• Please explain how your disposition represents a separate major line of business or geographical area. Specifically address paragraph 32(a) if IFRS 5.
• We note your disclosure on page 2 the Framework agreement spans 15 years. Please explain what happens at the end of the 15 year period and how this was considered in your held for sale and discontinued operation determinations.

c) Results of discontinued operations, page F-170

7. We note that (i) other revenues by function for 2015 do not agree to the table of other operating income on page F-132, (ii) finance income and expenses for 2014 and 2015 do not agree to the table on page F-133 and (iii) exchange differences and (losses) from indexation for 2014 do not agree to the table on page F-133. Please advise.

Form 6-K filed November 22, 2016

8. We note your disclosure of net financial debt on page 12 of the press release. In future filings please include a reconciliation of the differences between the non-IFRS financial measure with the most directly comparable financial measure calculated and presented in accordance with IFRS as required by Regulation G. Please show us what your revised disclosure would look like.

Form 6-K filed November 25, 2016

9. Please show us how to reconcile the information related to discontinued operations disclosed in Note 16 to the information disclosed in Note 21.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Rodrigo Larrain, Chief Financial Officer
        Carlos Mechetti, Legal Counsel